UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amendments to Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement

On February 14, 2024, the group’s Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the group’s Europe & International EBITDA), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

Results of Operations and Financial Condition

On February 15, 2024, the Company issued a press release announcing its financial results for the quarter and year ended December 31, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB, dated February 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB

Date: February 15, 2024	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer